Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 34 DATED OCTOBER 23, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Announce our net asset value per share as of September 30, 2018;
•	Update our asset acquisitions;
•	Update our management; and
•	Update our management compensation.

Declaration of Distributions

On October 22, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common shares to shareholders of record as of October 31, 2018. The Manager expects that the distributions will be paid on or about November 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning October 1, 2018 and ending October 31, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Net Asset Value Per Share as of September 30, 2018

As of September 30, 2018, our net asset value (“NAV”) per common share is $9.70. This NAV per share will be effective until updated by us on or about December 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

As described in the section of our Offering Circular captioned “Valuation Policies,” our affiliates’ internal accountants will calculate our NAV per share at the end of each fiscal quarter, beginning September 30, 2017. The NAV per share calculation as of September 30, 2018 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2018.

As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Beginning October 31, 2018, the offering price per share will remain $10 per share, which is the greater of $10 per share or our NAV per share, as previously disclosed in a supplement to our Offering Circular dated October 24, 2017. This per share purchase price shall be effective until the next announcement of our NAV per share, which is expected to happen on or about December 31, 2018, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Repurchases of shares shall be made pursuant to our share repurchase program.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Riverside Office Portfolio – Riverside, CA

On October 22, 2018, we acquired a $2,500,000 mezzanine loan (the “Mezzanine Debt”) in the acquisition of Riverside Office Portfolio, five Class A office buildings (four 3-story buildings and one single-story building) totaling 223,711 square feet in downtown Riverside, California (the “Property”).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. for a purchase price of $2,500,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The Mezzanine Debt is interest only with a fixed interest rate of 13.0% and has a remaining term of 24 months, as of the acquisition date.

The Property consists of two non-contiguous Class A multi-building office projects comprising five buildings and totaling 223,711 square feet. The two projects are located approximately 1.7 miles from each other in downtown Riverside. Each building is situated on an individual parcel. The Property is currently 85% leased and features a parking ratio of 3.8:1,000 square foot.

The first office project, Market Street Corporate Center, consists of three Class A buildings totaling 133,557 square feet and is situated on 7.01 acres. The buildings were constructed between 2004 and 2006 and offer freeway access and visibility, as well as a parking ratio of 3.3:1,000 square foot. Available vacant suites range from 1,400 square feet to 12,700 square feet. Major tenants include Riverside County, HDR Engineering and Kleinfelder.

The second office project, Riverside Gateway I & II consists of two Class A office buildings totaling 90,154 square feet. The buildings offer parking at a ratio of 4.6:1,000 square foot and are immediately adjacent to the Riverside Amtrak Metro station as well as Highway 91. Major tenants include the FBI, Fidelity Title Insurance, Merrill Lynch and Brandman University.

The real estate company sponsoring this transaction purchased the Property for $44.25 million on October 22, 2018. The real estate company plans to execute a moderate lease-up strategy of the Property over 12 months and renovate of the common area.

Upon execution of the lease-up and renovation of each building, the real estate company intends to sell each individual parcel, expecting to draw 1031 buyers looking for well-leased office exposure. The senior lender structured financing provisions preventing any leakage of the initial sales proceeds to the real estate company and requiring certain value thresholds for release of the parcels.

The real estate company is a private real estate investment firm based in Laguna Beach, California that invests in commercial real estate in partnership with a broad base of institutional and private investors. The company offers a full-service investment platform providing property management, leasing, construction management, and finance through its wholly-owned affiliate.

The company was founded in 2010 and has since completed over $500 million of multifamily, office, flex, industrial, retail and hospitality investments totaling 2.35 million square feet throughout Arizona, California, Colorado, Nevada and Texas. Over the past 10 years, the company has managed partnerships that have acquired over 600 residential properties and 4 million square feet of commercial real estate.

The Riverside submarket extends west to Eastvale and as far east as Cabazon. The majority of the Riverside submarkets’ offices are clustered in downtown Riverside and along SR-91. Riverside has a high concentration of law firms, medical service providers and government offices. The largest single office-using group in Riverside is the Riverside County District Attorney’s office.

Given its proximate distance to Los Angeles and San Diego, downtown Riverside has experienced continuous growth as employers and employees alike shift from coastal to inland areas in pursuit of lower costs of living and a higher quality of life.

Naugatuck Valley Shopping Center – Waterbury, CT

On October 23, 2018, we acquired a $3,000,000 preferred equity investment (the “PE Investment”) to facilitate in the acquisition and stabilization of Naugatuck Valley Shopping Center in Waterbury, Connecticut (the “Property”).

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. for a purchase price of $3,022,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The PE Investment is interest only with a fixed interest rate of approximately 12.0% and has a remaining term of approximately 54 months, as of the acquisition date.

Originally constructed in 2001 and 2004, the Property consists of 382,884 square feet in three multi-tenant strips totaling 17 suites, 3 outparcels, and a gas station situated across 50.5 acres. As of June 30, 2018, the Property was 82.4% occupied with average in-place rents of approximately $11.70 per square foot NNN. The weighted average lease term is approximately 6.49 years. The Property features two traffic lighted intersections, two entrances, and a parking ratio of approximately 5.6:1,000 square foot (2,155 spaces).

The real estate company sponsoring this transaction purchased the Property for $24.5 million on March 27, 2018. The real estate company viewed the transaction as an opportunity to acquire a well-maintained retail asset with value-add potential at a discount to replacement cost. The real estate company anticipates using approximately $2.7 million to address tenant improvements and leasing commissions associated with the leasing strategy and renovation plan. The costs will be funded from cash flow from operations. The target hold period is five years with a contemplated exit via sale.

The real estate company sponsoring this transaction is a New York-based real estate investment company that has acquired and syndicated over 1 million square feet of commercial property. The principal has operated the company for a decade with the goal to acquire value-add, income producing commercial real estate property. The company is vertically integrated with in-house construction and leasing capabilities.

The Property is situated in the Waterbury submarket of the greater New Haven MSA. Per Costar, as of March 2018, vacancy in New Haven had fallen to the submarket’s lowest point in decades. Demographics, however, may limit growth, and retailers moving into new, more productive locations have left behind large vacant blocks. Leasing is driven largely by local demand by stores that have not yet felt a significant push from online competition. Rents are still short of their prerecession peaks, and on aggregate, pricing gains have been minimal over the past decade.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

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Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer, Interim Chief Financial Officer and Secretary
Elizabeth Braman	44	Senior Managing Director
Justin Hughes	36	Senior Managing Director

*As of October 1, 2018

Effective as of October 30, 2018, Karen Fleck resigned as the Chief Financial Officer, Vice President and Treasurer of our Manager, RM Adviser, LLC.  Accordingly, all references to Ms. Fleck in the Offering Circular are hereby removed.

Effective as of October 30, 2018, Jilliene Helman will be Chief Executive Officer, Interim Chief Financial Officer, and Secretary of our Manager, RM Adviser, LLC.

MANAGEMENT COMPENSATION

The following information supersedes and replaces the section of the Offering Circular captioned “Management Compensation” beginning on page 72 of the Offering Circular and all similar language appearing in the Offering Circular:

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering, and the investment and management of our assets.  As described below, we will pay our Manager an asset management fee and we will reimburse our Manager for certain expenses.  We also may pay to an RM Lender certain loan servicing fees, as described below.  The remainder of the fees described below will be paid by the borrower that receives a loan from us or the special purpose entity that issues equity to us.

No portion of the fees detailed below will be allocated to any individual in his or her capacity as an executive officer of our Manager.

Fees and Expense Reimbursements Paid by Us

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses — Manager

Our Manager has paid and may continue to pay organization and offering expenses on our behalf. We will reimburse our Manager for actually incurred third-party organization and offering costs it incurs on our behalf, the amount of which will depend on the offering proceeds we raise. See “Estimated Use of Proceeds” for more details. We expect total organization and offering expenses to be no more than $1,500,000.

$ 300,000 - $1,500,000

Acquisition and Operation Stage

Asset Management Fee — Manager	We pay our Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, based on our NAV at the end of each prior quarter.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 25% (the high end of the Company’s disclosed target leverage range), will be $625,000 annually.

Since we intend to use leverage only on certain assets, the actual fee may vary depending on the concentration of assets in our portfolio.

Servicing Fee — RM Lender or Other Party

We may pay a servicing fee of 0.50% of the principal balance and accrued interest of each loan to an RM Lender for the servicing and administration of certain loans and investments held by us. Each RM Lender may decide to enter into a Servicing Agreement with an unaffiliated third party to service and administer the loans held by us, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The Servicing Agreement will define the terms of the loan servicing arrangement as well as the amount of the servicing fee that is paid by the RM Lender to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the asset plus accrued interest, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at the RM Lender’s sole discretion. In addition, an initial set-up fee for each loan will be paid to an RM Lender for each loan it services.

Actual amounts are dependent upon the principal amount of the loans. We cannot determine these amounts at the present time.

Special Servicing Fee —RM Lender or Other Party

We may pay a special servicing fee to an RM Lender equal to an annualized rate of 1.00% of the original value of a non-performing asset serviced by such RM Lender. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.

The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by us, which may include special fees associated with recovery efforts by the RM Lenders.

Actual amounts are dependent upon the occurrence of a debt investment becoming non-performing and the original value of such asset. We cannot determine these amounts at the present time.

Other Operating Expenses — Manager

We will reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, tax return preparation fees, taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with the aforementioned expenses. These expenses do not include our Manager’s or Realty Mogul, Co.’s overhead, employee costs, utilities or technology costs.

The aforementioned expense reimbursements that we will pay to our Manager may be originally incurred by Realty Mogul, Co. in the performance of services by its employees under the shared services agreement between our Manager and Realty Mogul, Co. See “Management—Shared Services Agreement.”

Actual amounts are dependent upon our operations. We cannot determine these amounts at the present time.

In addition to the fees set forth above, our form of loan servicing agreements between the Company and each of the RM Lenders contemplate the payment of a recovery fee. The recovery fee may be payable to the RM Lender in connection with (i) the sale of, or receipt of any condemnation or insurance proceeds with respect to a specially serviced loan or real estate owned property or (ii) the curing of any event of default under the serviced loan through restructure or work-out of the serviced loan. The recovery fee will be an amount equal to: (a) with respect to clause (i) of the preceding sentence, 1.0% of all liquidation, condemnation and insurance proceeds received with respect to the serviced loan and (b) with respect to clause (ii) of the preceding sentence, 1.0% of all principal and interest received (x) in connection with any full, partial or discounted payoff made pursuant to such restructuring or work-out and (y) from and after the date that the borrower has made three timely consecutive monthly payments under the terms of the serviced loan, as amended.

Related Fees Paid by Affiliated and Unaffiliated Third Parties

From time to time, when one of the affiliates of our Manager, RMCC, originates a commercial real estate loan that is sold to us, the borrower of the commercial real estate loan may pay to RMCC an origination fee equal to 1-3% of the amount funded.  A portion of this fee may be paid to personnel affiliated with our Manager for their roles in sourcing the investment opportunity. The origination fee is paid by the borrower entity and not by us.  We will not be entitled to this fee.   The actual amount of origination fees that will be paid is dependent upon the total debt funded.  We cannot determine these amounts at the present time. In addition, RMCC may be entitled to an exit fee by the borrower entity and not by us.  We will not be entitled to this fee.

Similarly, from time to time, the special purpose entity that issues equity to us may pay an affiliate of our Manager one or more of the fees set forth below.  A portion of these fees may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity.  The following fees will be paid by the particular special purpose entity and not by us.  We will not be entitled to any of these fees.  The actual amounts of the following fees are dependent upon the total invested equity, transaction sizes and distributable cash.  We cannot determine these amounts at the present time.  These fees may reduce the amount of funds that are invested in the underlying real estate or the amount of funds available to pay distributions to equity holders, thereby reducing our returns in that particular investment:

•	Acquisition fee up to 3% of the total transaction value.
•

Financing coordination fee and credit guarantee fee up to 2.0% of the financing in the event that an affiliate of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing. .

•

Asset management fee in the amount of 1.5% of our pro-rata share of the gross revenues of the particular property in the event that an affiliate of our Manager provides property-level asset management services overseeing and managing the property manager.  Affiliates of our Manager will be reimbursed for property-level expenses that it pays or incurs on our behalf, including salaries, bonuses and benefits from persons who also serve as one of our Manager’s executive officers.  We anticipate that our Manager or its affiliates will subcontract the performance of its property-level management services to third parties and pay all or a portion of its property-level management fee to the third parties with which it contracts for these services.

•	Promoted interest of up to 30% of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return.

Additionally, Realty Mogul, Co. will provide funding to our Sponsor to pay a sales commission of up to 1.20% to NCPS for their services in connection with the sale of our shares.  Such sales commissions will not be paid by us or our investors.  A portion of the sales commission will be paid to employees of our affiliates, who are serving as registered representatives in connection with the sale of our shares.  The actual amount of sales commissions that will be paid is dependent upon the offering proceeds we raise. The total broker sales commissions, assuming the maximum amount of this offering is raised and up to a 1.20% commission is paid on each executed sale, will be $600,000.

Our Manager also provides any offering, investment and management services to other affiliated entities, and may provide investment advice to persons or entities through the investment calculator. See “Conflicts of Interest — Investment Calculator.”